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Contact: Adam Weiner
         Kekst & Company
         212-521-4800

                HANDY & HARMAN BOARD REJECTS WHX TENDER OFFER

New York, NY, December 24, 1997 -- Handy & Harman (NYSE: HNH) announced today that its Board of Directors voted unanimously to recommend that shareholders reject the unsolicited tender offer by WHX Corporation (NYSE: WHX) and not tender any of their shares pursuant to the offer. In recommending that shareholders reject the offer, Handy & Harman's Board considered a variety of factors, including the Board's belief that the WHX offer does not reflect the true value of Handy & Harman in light of the Company's recent strategic repositioning and business and financial prospects, and the Board's familiarity with the financial condition, business opportunities and current business plans of Handy & Harman. In reaching its conclusion the Board also considered the opinion of Goldman, Sachs & Co., Handy & Harman's financial advisor, that the $30.00 per share price offered by WHX is inadequate.

Richard N. Daniel, Chairman and Chief Executive Officer of Handy & Harman, stated: "The Handy & Harman Board is and always has been committed to acting in the best interests of Handy & Harman's shareholders. Handy & Harman has been implementing a carefully conceived strategic repositioning of the Company over the past two years. This effort is just beginning to unlock value for our shareholders, as evidenced by our share price increase this year, prior to WHX's unsolicited proposal."

The Board believes that the Company's current business plan creates value for shareholders that exceeds the WHX proposal. The benefits of the transformation of Handy & Harman from its historical base as a refiner and fabricator of precious metals to a diversified manufacturer of increasingly higher margin engineered materials and systems components for specialized industrial applications have not been fully reflected in the market, and they certainly are not reflected in WHX's financially inadequate offer. We have demonstrated that we are willing and able to use every creative strategic means to build shareholder value, including divestitures, acquisitions, share buybacks and new product initiatives.

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"In making its offer at this time, WHX is trying to acquire Handy & Harman at an inadequate price that does not reflect Handy & Harman's future prospects. This would deprive Handy & Harman's shareholders of the future growth in revenue, net income, cash flow and stock price appreciation that they deserve," Mr. Daniel stated.

Frank E. Grzelecki, Vice Chairman of Handy & Harman, stated: "WHX's offer for Handy & Harman, like its previous offers for Teledyne, Inc. and Dynamics Corporation of America, is yet another of its opportunistic attempts to acquire a company that is undervalued in the marketplace. We believe WHX's unsolicited and conditional proposal was prompted not by business logic but by a desire of WHX to solve its own underfunded pension plan problems by taking advantage of

Handy & Harman's carefully and prudently managed pension plan, which assures the long-term financial security of the plan participants. In addition, WHX is trying to gain access to our precious metals inventory, which is undervalued on our balance sheet."

A detailed discussion of the rationale for the Handy & Harman Board of Directors' recommendation is contained in Handy & Harman's
Solicitation/Recommendation Statement on Schedule 14D-9, which is being filed today with the Securities and Exchange Commission and will be mailed to shareholders shortly.

Handy & Harman is a diversified industrial manufacturing company with operations in materials engineering and specialty manufacturing. Handy & Harman's products include electronic components, specialty fasteners, engineered materials, specialty wire and tubing and fabricated precious metals. Handy & Harman was founded in 1867 and is headquartered in New York.

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